FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2005
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2005
Management Policy
Operating Results and Financial Conditions
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
SUPPLEMENTARY REPORT

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date July 28, 2005	By:	/s/	Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Results For The Second Quarter And The First Half Ended June 30, 2005

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2005
July 27, 2005
CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months ended	Six months ended		Six months ended	Year ended	Year ending
	June 30, 2005	June 30, 2004	Change(%)	June 30, 2005	December 31, 2004	December 31, 2005	Change(%)
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥1,755,840	¥1,648,420	+ 6.5	$15,818,378	¥3,467,853	¥3,680,000	+ 6.1
Operating profit	270,189	253,376	+ 6.6	2,434,135	543,793	578,000	+ 6.3
Income before income taxes and minority interests	283,733	259,974	+ 9.1	2,556,153	552,116	594,000	+ 7.6
Net income	¥175,268	¥160,776	+ 9.0	$1,578,991	¥343,344	¥367,000	+ 6.9

Net income per share:
- Basic	¥197.61	¥181.84	+ 8.7	$1.78	¥387.80	¥413.65	+ 6.7
- Diluted	197.38	181.17	+ 8.9	1.78	386.78	—	—

	Actual
	As of	As of		As of	As of
	June 30, 2005	June 30, 2004	Change(%)	June 30, 2005	December 31, 2004
	(Unaudited)	(Unaudited)		(Unaudited)
Total assets	¥3,657,425	¥3,353,465	+ 9.1	$32,949,775	¥3,587,021

Stockholders’ equity	¥2,363,970	¥2,006,734	+ 17.8	$21,297,027	¥2,209,896

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY111=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2005, solely for the convenience of the reader.
NON-CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, except per share amounts)

	Actual			Actual	Projected
	Six months ended	Six months ended		Year ended	Year ending
	June 30, 2005	June 30, 2004	Change(%)	December 31, 2004	December 31, 2005	Change(%)
	(Unaudited)	(Unaudited)
Net sales	¥1,158,478	¥1,078,553	+ 7.4	¥2,278,374	¥2,446,000	+ 7.4
Operating profit	192,147	190,404	+ 0.9	383,284	401,000	+ 4.6
Ordinary profit	210,125	197,671	+ 6.3	396,250	427,000	+ 7.8
Net income	¥137,938	¥127,036	+ 8.6	¥249,251	¥277,000	+ 11.1

Net income per share	¥155.52	¥143.68	+ 8.2	¥281.30	¥312.21	+ 11.0
Dividend per share	32.50	25.00	—	65.00	65.00	—

	Actual			Actual
	As of	As of		As of
	June 30, 2005	June 30, 2004	Change(%)	December 31, 2004
	(Unaudited)	(Unaudited)
Total assets	¥2,427,971	¥2,206,121	+ 10.1	¥2,384,803

Stockholders’ equity	¥1,753,383	¥1,550,160	+ 13.1	¥1,651,407

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan

Management Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
Management objectives
      Aiming to further increase corporate value, in 2001 Canon Inc. launched Phase II of its 5-year Excellent Global Corporation Plan. This management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:
1)	Securing the No. 1 position worldwide in all core business areas

2)	Building up R&D strength capable of continually creating new businesses

3)	Achieving a strong financial position

4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals
Mid- to long-term management strategies
      In order to achieve the objectives above, we have implemented the following mid- to long-term management strategies:
1)	Becoming No.1 in all core businesses
      Among our core businesses, we maintain the world’s No. 1 market-share position in the areas of copying machines and laser beam printers by actively introducing a range of competitive products, which are tailored for office needs in line with advances in office document colorization. In the area of copying machines, we are focused on developing the print-on-demand market with advanced high-speed models. In the area of multifunction systems, we are striving to expand our document solutions business through models that achieve accelerated data-processing speeds. We are implementing both of these initiatives as we continue to set the trend in the office print market. In the area of laser beam printers, we are focused on expanding the number of machines in the field by introducing competitive products with advanced features that are competitively priced, and by tapping into the hidden demand in the small office and home office market, as well as in emerging markets.
      In the field of inkjet printers, we aim to bolster our lineup of photo-quality printers by further improving image quality and print speeds. We will also strengthen our lineup of multifunction models amid the continued growth in demand for these products. In addition to digital cameras and printers, we will also work to expand the home photo-printing market by further enhancing photo-print software and print media products.
      Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this advantage and Canon’s strong brand recognition, we will continue to focus on becoming No.1 in the home photo-printing market.
      With regard to digital cameras, through the consecutive launches of competitive products that capitalize on our expertise in optical and image-processing technologies, we further solidified our top market-share position. And as the digital camera market matures, we will put special emphasis on expanding sales of high-value-added digital SLR cameras, which are differentiated from the competition by such innovations as our independently developed CMOS sensor and imaging engine (DIGIC II). We also aim to secure high profits and expand market share in the compact digital camera segment. Here, we are focused on promoting the development of products that meet market needs and boosting cost competitiveness through such means as reducing the number of parts required and in-house production.
      In the area of semiconductor production equipment, we will strive to achieve the No. 1 position in the industry by launching industry-leading new products ahead of our competitors. Furthermore, in the aligner market for large LCD panels, where we maintain the No. 1 market share, we will further solidify our leadership position and also investigate the possibility of entering the aligner market for small and medium-size LCD panels.
2)	Strengthening R&D
      To become No. 1 in all core businesses and create new areas of business, we are further concentrating our efforts on boosting the company’s R&D strength. This endeavor is focused on such activities as thoroughly bolstering product-“engine,” platform, and common base technologies. In addition, we will fully utilize 3D-CAD systems to improve product development speed and eliminate, to the extent possible, physical prototypes from the design process. By consolidating our concurrent product development structure, which operates in unison with our production operations, we will also work to improve product quality while also achieving further cost reductions.
      Moreover, we will work to bolster our infrastructure through the establishment of new facilities, such as our leading-edge-technology and production-technology centers, which will play important roles toward the creation of new businesses and the reform of production technologies.
3)	Achieving a strong financial position
      We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.
      In addition to the management strategies outlined above, we will continue working to establish the “Three Regional Headquarters System” by strengthening the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing Canon Group manufacturing and sales companies in Japan to achieve an optimal organizational structure and bolster the competitive strength of each company, and will review the overall structure to allow us to respond quickly to changing circumstances. Overseas, mainly through our sales companies, we have strengthened sales networks to support our solutions business, and adopted a new streamlined sales organization in the EU that effectively responds to market changes in the region. We are also keeping a close eye on the expanding Chinese market and plan to strengthen our sales structure there as well.
      Other measures being undertaken to maintain and/or improve profitability for the Canon Group include: expanding and deepening production reform activities and spreading this to all production facilities; developing and introducing innovative tools for factory automation with the aim of achieving a higher level of factory automation and/or unmanned production; utilizing supply-chain management in order to shorten production lead times and reduce inventories; and promoting the in-house production of key components. Also, in the area of procurement reform measures, we are actively working on the establishment of a highly effective parts-procurement system, based on the consolidation of the suppliers we use, as a means of improving Group profits.
      Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).
Business challenges and countermeasures
      Management believes it is important to promote the development of new businesses for future growth and at the same time maintain the company’s high profit structure. As for creating new businesses, we are promoting research of leading-edge technologies in such fields as biotechnology, nanotechnology and life sciences, and looking for ways to utilize our core technological expertise. At the same time, we are exploring the early startup of new businesses using M&A opportunities and business alliances.
      One example of creating a new business is our planned entry into the display business, which we expect will lead to future growth. In October 2004, we established a joint venture company with the Toshiba Corporation for the development and production of SED panels and are now moving forward with preparations for full-scale production. As for maintaining our high profit structure, it is important to further increase the profitability of existing businesses in order to cover the investment burden incurred with the startup of new businesses. To do this, we need to enhance our cost competitiveness through the strengthening of manufacturing engineering and production technologies. We also need to strengthen our product development capability, which will allow us to differentiate our products from the competition in performance, quality and cost. Linked to these initiatives are proactive measures we have taken to improve our infrastructure.
      How to cope with severe price competition, mainly in the market for consumer goods, has also become an important business challenge. In order to construct a low cost structure that can effectively weather price competition, we are promoting measures aimed at reducing costs, mainly through the integration of development, manufacturing engineering and production technologies. By doing so, we plan to reduce development lead-times and facilitate the continuous introduction of new products that incorporate improved functions as a way to maintain selling prices.
      We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery, and recycling, we are focused on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances. In addition to the development of recycling systems and the expansion of green procurement, we actively disclose environmental information and support local environmental activities.
Corporate governance policies and implementation of related measures
      Canon, recognizing the importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate the company’s corporate value.
1)	Implementation of corporate governance measures
      In addition to our Board of Directors and Board of Corporate Auditors, Canon Inc. has also created an original system of internal audit for the further development of its corporate governance.
      There are currently 25 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon has not adopted the outside director system. Under the current system, as a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.
      Canon’s Board of Corporate Auditors consists of four members, two of whom are outside corporate auditors. In accordance with the Board of Corporate Auditors’ auditing policies and their assigned duties, the auditors attend board, management, and various committee meetings; listen to business reports from the directors and others; carefully examine documents related to important decisions; and conduct strict audits of the company’s business and assets.
      Corporate auditors and the Board of Corporate Auditors shall receive from the external auditors an outline of their audit plan as well as reports on the results of the audit, the status of internal control systems as grasped by the external auditors, their risk assessment, significant accounting issues, and other relevant matters, and shall exchange opinions on such matters with the external auditors. Furthermore, corporate auditors may attend the external auditors’ field work and their closing meeting as necessary, and may from time to time request of the external auditors a report on the progress of their audit.
      With regard to external audits, we established regulations related to the pre- approval of policies and procedures for both auditing and non-auditing services to reinforce the independence of our accounting firms. Based on the regulations, the Board of Corporate Auditors must approve in advance the content and related fees of contracts between the accounting firms and the company before they are entered into.
      Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts audits covering such areas as compliance and internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as product quality, environmental issues, information security and physical security.
      Canon engages Ernst & Young ShinNihon to have its financial statements audited.
      The names and other details of the certified public accountants that carried out audit work for the company are listed below.

Number of Years of
Certified Public Accountant			Accounting Firm	Consecutive Audits
Designated Partner	Managing Partner	Michio Shibuya	Ernst & Young ShinNihon	10 Years
Designated Partner	Managing Partner	Hideo Kojima	Ernst & Young ShinNihon	—
Designated Partner	Managing Partner	Eiichi Wada	Ernst & Young ShinNihon	12 Years
Designated Partner	Managing Partner	Yuichiro Munakata	Ernst & Young ShinNihon	—
Designated Partner	Managing Partner	Hirokazu Tanaka	Ernst & Young ShinNihon	—

Note 1:	For those designated partners with less than 7 years of consecutive audits, entries for the number of years of consecutive audits have been omitted.

Note 2 :	This accounting firm has applied the audit partner rotation system in fulfillment of the Certified Public Accountant Law in Japan and Japanese Institute of Certified Public Accountants regulations. Furthermore, in accordance with the Certified Public Accountant Law, managing partners are able to conduct audits within a period of seven consecutive fiscal years for fiscal years beginning in and after April 2004.
      Auditing assistants: (Certified Public Accountants: 14 persons, Junior Accountants: 12 persons, Others: 2 persons)
      The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe and comply with all laws as well as company rules and regulations. The Canon Code of Conduct Handbook is available in eleven different languages to further raise awareness of compliance throughout the entire Canon Group
      Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate strategy conferences, quarterly conferences on operating results, individual investor conferences, and the company’s Web site, and will continue to actively promote the accurate and timely disclosure of information.
      Through these measures, Canon will continue to strengthen its corporate governance system based on management’s strong sense of mission and ethics.
2)	Overview of relationship between the company and outside corporate auditors in regard to personal, capital, and business relationships, and other interests
      There are no special interests between the company and its two outside corporate auditors.
3)	Measures implemented over the past year aimed at improving and enhancing corporate governance
In January 2004 we established standing committees, namely the Corporate Ethics and Compliance Committee, and the Internal Control Committee, with the president appointed as chairman of both groups. Accordingly, the purpose of the Corporate Ethics and Compliance Committee is to examine, from various viewpoints, Canon’s social responsibilities and to convey the findings to the company with the intention of raising compliance and ethical awareness. Moreover, in January 2005 the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the company’s president. A company director was appointed to head the office, which aims to improve the transparency and soundness of corporate activities while fostering a corporate culture characterized by an increased awareness of corporate ethics and compliance. Furthermore, in May of 2005, we distributed to all Group employees in Japan a wallet-sized compliance card, which they can use as a reference to check their behavior on a regular basis, with the aim of infusing an awareness of legal compliance and corporate ethics among employees. We plan to translate this card into several different languages and distribute it to group companies located outside Japan as well.
      The Internal Control Committee not only serves to ensure the reliability of the company’s financial reporting in accordance with the Sarbanes-Oxley Act, but also aims to ensure the effectiveness and efficiency of our business operations, as well as compliance with related laws, regulations, and internal controls. The committee performs reviews on control systems for the entire Canon Group and has documented control activities related to the company’s operations. In the future, the committee will improve the documented internal-control processes and intensify efforts targeting more efficient operation processes.
      Moreover, in February 2005, Canon Inc. established the Disclosure Committee to ensure not only that we are in compliance with applicable laws, rules, and regulations, but also to ensure that all important-information that is disclosed is accurate, complete in every detail, fair, and made available in a timely manner.
Basic policy regarding profit distribution
      With regard to profit distribution, Canon gives the highest priority to cash dividend distribution. In accordance with this policy, and based on our improved performance in fiscal 2004, we increased the full-year dividend per share from 50 yen in 2003, to 65 yen for the fiscal year ended on December 31, 2004.

      As for future dividends, we intend to maintain a stable dividend payment policy which, whenever possible, reflects our performance on a consolidated basis and also comprehensively takes into account such factors as our financial situation and capital requirements to fund future business expansion and improve profitability.
      As for internal cash reserves, these funds will be used to support investment in such areas as current business expansion, new business cultivation, and strengthening our operating base.
Basic policy regarding share trading unit
      Canon maintains a basic policy of regularly reviewing its share trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.
      In view of this policy, the company changed the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004.

Operating Results and Financial Conditions
2005 First Half in Review
Looking back at the global economy in the first half of 2005, despite worldwide concern over the economic impact of high crude oil prices and escalating costs of raw materials, economic growth was fairly steady during the term. In the United States, employment conditions continued to show improvement while consumer spending remained healthy, which helped fuel the ongoing trend of gradual expansion. In Europe, the effects of such factors as sluggish domestic demand have resulted in an economic slowdown. As for Asia, while the rate of expansion declined somewhat, China continued to realize high growth, and other Asian economies also enjoyed generally favorable performances. In Japan, such factors as improved consumer spending and an increase in capital spending fueled by favorable corporate profits indicated a trend of modest growth.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras continued to grow significantly in Japan and overseas markets during the term. Although sales of digital compact cameras leveled off in Japan, they remained strong in overseas markets to realize healthy growth overall. As for network digital multifunction devices (MFDs), demand shifted toward increasing multifunctionality, speed and color capability in the business market, while price competition intensified within the market for lower-speed models. Although sales of computer peripherals, including printers, grew for both multifunction and color models, the segment suffered amid severe price competition and a shift in demand toward high-performance low-priced machines. Demand for steppers, used in the production of semiconductors, tapered off because investment by manufacturers has entered a correction phase, resulting in sluggish sales. Increased demand for liquid crystal display (LCD) televisions, however, fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the first half was ¥106.18 to the U.S. dollar and ¥136.14 to the euro, representing a year-on-year increase of almost 2% against the U.S. dollar, and a decrease of a little over 2% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first half increased by 6.5% from the year-ago period to ¥1,755.8 billion (U.S.$15,818 million), boosted by a favorable rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of projection aligners used in the production of LCDs. Net income for the first half recorded a first-half high of ¥175.3 billion (U.S.$1,579 million), a year-on-year increase of 9.0%. Canon’s gross profit ratio for the half was 48.4%, a decline of 1.7 points from the 50.1% ratio recorded in the first half of 2004. Although production-reform efforts continued during the term, the decline in the gross profit ratio was mainly caused by a combination of such factors as increases in the prices of crude oil and raw materials, and severe price competition mainly among consumer products. Selling, general and administrative expenses for the first half rose 1.3% year-on-year, which was less than the growth rate of net sales during the same period; Although R&D expenditures grew by ¥4.0 billion (U.S.$36 million) to ¥136.4 billion (U.S.$1,229 million) during the first half, other selling, general and administrative expenses remained at the same level as the year-ago period. Operating profit ratio for the first half was 15.4%, the same rate as the year-ago period. Consequently, operating profit in the first half totaled ¥270.2 billion (U.S.$2,434 million), a year-on-year increase of 6.6%. Other income (deductions) improved by ¥6.9 billion (U.S.$63 million), mainly due to a ¥3.6 billion (U.S.$33 million) improvement in interest income (expense), along with a substantial decrease in currency exchange losses on foreign-currency-denominated trade receivables. As a result, income before income taxes and minority interests in the first half totaled ¥283.7 billion (U.S.$2,556 million), a year-on-year increase of 9.1%. The effective tax rate during the half was 35.7%, the same rate as the year-ago period. Consequently, net income for the first half of 2005 totaled ¥175.3 billion (U.S.$1,579 million).
Basic net income per share for the first half was ¥197.61 (U.S.$1.78), a year-on-year increase of ¥15.77 (U.S.$0.14).

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, amid color network digital MFDs, the iR C3220/2620 and iR C3100 series continued to sell well and recorded healthy sales increases in both Japan and Europe. The company bolstered the strength and competitiveness of its MFD products with the Japanese-market launch in May of the iR C3170/2570 series, successor to the iR C3100 series. The company strengthened its lineup of monochrome network digital MFDs with the launch of the high-end office-use iR6570/5570 models, which contributed to the realization of expanded sales, while the low-end and mid-range office-use iR4570/3570/2870/2270 models also enjoyed healthy sales. Overall, sales of office imaging products in the first half realized a year-on-year increase of 2.4%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 30%, with both monochrome systems, particularly personal-use models, and color models achieving growth. Sales in value terms also realized double-digit growth despite the effects of the shift in market demand toward lower priced models and the appreciation of the yen against the U.S. dollar. Inkjet printers recorded a considerable increase in unit sales of approximately 15%, with the PIXMA iP3000 and iP4000 models maintaining brisk sales, high-speed multifunction systems, such as the PIXIMA MP760, fueling sales growth, and the launch of popular models for markets outside of Japan, such as the PIXMA MP110/130, contributing to a stronger product lineup. Although unit sales of inkjet printers increased significantly, due to the impact of intensified price competition, sales in terms of value rose only slightly. As a result, sales of computer peripherals for the first half realized a year-on-year increase of 8.9%. Sales of business information products decreased by 10.2% due to the intentional curtailing of personal computer sales in the Japanese market. Collectively, sales of business machines during the first half totaled ¥1,197.0 billion (U.S.$10,784 million), a year-on-year increase of 4.8%. Operating profit for the first half totaled ¥259.5 billion (U.S.$2,337 million), a year-on-year increase of 4.3%, as cost reductions realized through the integration of manufacturing and development operations cancelled out the effects of rising materials prices and the drop in retail prices.
Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT launched in March, along with continued strong demand for the EOS 20D, which has also led to expanded sales of interchangeable SLR lenses. The introduction of several new compact-model digital cameras—the PowerShot SD500, PowerShot SD400, PowerShot A520, and PowerShot A510—also fueled sales growth. In the field of digital video camcorders, newly introduced models such as the Optura 60, Elura 90, and ZR100 recorded strong performances. As a result, overall camera sales for the first half increased by 9.2% from the year-ago period to ¥379.1 billion (U.S.$3,416 million). Although the operating profit ratio decreased by 1.4 points due to the effects of a decline in selling prices, operating profit for the camera segment increased year-on-year by 0.7% to ¥61.9 billion (U.S.$557 million).
In the optical and other products segment, sales of steppers, used for the production of semiconductors, decreased because investment by manufacturers has entered a correction phase. Sales of aligners for the production of LCDs enjoyed robust growth as LCD display manufacturers actively carried out new investments. As a result, first-half sales for the segment totaled ¥179.7 billion (U.S.$1,618 million), a year-on-year increase of 13.1%. Operating profit for the segment grew year-on-year by 38.8% to ¥21.0 billion (U.S.$190 million), boosted by an increase in sales volume.
Cash Flow
In the first half of 2005, although Canon maintained cash flow from operating activities of ¥258.0 billion (U.S.$2,324 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income, the figure represents a year-on-year decrease of ¥39.9 billion (U.S.$359 million) due to the increased corporate tax payment accompanying the increase in profit last year. Capital expenditure totaled ¥174.1 billion (U.S.$1,568 million), which was used mainly to expand production capabilities in both Japan and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥181.1 billion (U.S.$1,631 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥76.9 billion (U.S.$693 million).
Cash flow from financing activities recorded an outlay of ¥38.4 billion (U.S.$346 million), mainly resulting from the dividend payout of ¥35.5 billion (U.S.$320 million), an increase of ¥4.7 billion (U.S.$42 million) over the previous year. Consequently, cash and cash equivalents remained at a high level, totaling ¥935.9 billion (U.S.$8,432 million), an increase of ¥48.1 billion (U.S.$434 million) from the end of the previous year.

Non-consolidated Results and Dividend
Canon Inc.’s non-consolidated net sales during the first half increased by 7.4% year on year to ¥1,158.5 billion (U.S.$10,437 million), and ordinary profit also grew by 6.3% to ¥210.1 billion (U.S.$1,893 million). Non-consolidated net income increased 8.6% to ¥137.9 billion (U.S.$1,243 million) owing to a decrease in the effective tax rate compared with the previous year.
The Board of Directors is planning to increase the interim dividend by ¥7.50 (U.S.$0.07) to ¥32.50 (U.S.$0.29) per share.
Outlook
Regarding the outlook for the global economy in the third quarter and thereafter, although prospects remain uncertain due to the decline in corporate profits caused by increasing prices for crude oil and raw materials, and concern over exchange rate trends such as the revaluation of the Chinese yuan, the global economy is likely to continue its course toward modest recovery.
In the businesses in which Canon is involved, demand in the digital-camera market, primarily overseas, is expected to continue growing. Competition in the MFD market will likely intensify with the introduction of network digital MFDs with increasingly advanced features to support solutions businesses, and the launch of new color digital network MFD models in response to growing market demand for color multifunction office systems. As for laser beam printers, while stable demand is projected to fuel increased unit sales of full-color models, severe price competition and shifting demand toward lower-priced models is expected to continue. Within the semiconductor-production equipment market, despite the slowdown in capital expenditure by semiconductor manufacturers and a leveling off of market growth, demand for projection aligners is expected to remain strong.
The company has revised its forecasts for the 2005 fiscal year and now anticipates consolidated net sales of ¥3,680.0 billion (U.S.$33,153 million), consolidated income before income taxes and minority interests of ¥594.0 billion (U.S.$5,351 million), and consolidated net income of ¥367.0 billion (U.S.$3,306 million). The company also projects non-consolidated net sales of ¥2,446.0 billion (U.S.$22,036 million), non-consolidated ordinary profit of ¥427.0 billion (U.S.$3,847 million), and non-consolidated net income of ¥277.0 billion (U.S.$2,495 million). Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be weaker against the U.S. dollar and to be stronger against the euro compared with the previous year. Accordingly, the company’s forecasts for the remainder of 2005 are based on currency exchange assumptions of ¥110.00 to the U.S dollar and ¥132.00 to the euro.

Consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2005		Change	December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥3,650,000	¥3,680,000	¥30,000	¥3,467,853	+ 6.1%
Income before income taxes and minority interests	593,000	594,000	1,000	552,116	+ 7.6%
Net income	367,000	367,000	—	343,344	+ 6.9%

Non-consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2005		Change	December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,460,000	¥2,446,000	¥(14,000)	¥2,278,374	+ 7.4%
Ordinary profit	427,000	427,000	—	396,250	+ 7.8%
Net income	270,000	277,000	7,000	249,251	+ 11.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
GROUP POSITION
1. NUMBER OF GROUP COMPANIES
2. GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1. The companies with (*) are affiliated companies (equity method).
2. Following subsidiaries are listed on domestic stock exchange.
Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
JASDAQ: Nisca Corporation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥912,473	¥850,368	+	7.3	$8,220,477
Cost of sales	472,097	420,058			4,253,126

Gross profit	440,376	430,310	+	2.3	3,967,351
Selling, general and administrative expenses	313,469	310,457			2,824,045

Operating profit	126,907	119,853	+	5.9	1,143,306
Other income (deductions):
Interest and dividend income	3,289	1,719			29,631
Interest expense	(303)	(667)			(2,730)
Other, net	4,389	3,207			39,541

	7,375	4,259			66,442

Income before income taxes and minority interests	134,282	124,112	+	8.2	1,209,748
Income taxes	48,874	44,154			440,307

Income before minority interests	85,408	79,958			769,441
Minority interests	3,197	3,462			28,801

Net income	¥82,211	¥76,496	+	7.5	$740,640

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for three months ended June 30, 2005 and 2004 were JPY86,568 million (U.S.$779,892 thousand) and JPY86,627 million, respectively.
Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,755,840	¥1,648,420	+	6.5	$15,818,378	¥3,467,853
Cost of sales	905,800	822,653			8,160,360	1,754,510

Gross profit	850,040	825,767	+	2.9	7,658,018	1,713,343
Selling, general and administrative expenses	579,851	572,391			5,223,883	1,169,550

Operating profit	270,189	253,376	+	6.6	2,434,135	543,793
Other income (deductions):
Interest and dividend income	5,970	3,027			53,784	7,118
Interest expense	(771)	(1,438)			(6,946)	(2,756)
Other, net	8,345	5,009			75,180	3,961

	13,544	6,598			122,018	8,323

Income before income taxes and minority interests	283,733	259,974	+	9.1	2,556,153	552,116
Income taxes	101,268	92,745			912,324	194,014

Income before minority interests	182,465	167,229			1,643,829	358,102
Minority interests	7,197	6,453			64,838	14,758

Net income	¥175,268	¥160,776	+	9.0	$1,578,991	¥343,344

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for six months ended June 30, 2005 and 2004 were JPY189,093 million (U.S.$1,703,541 thousand) and JPY160,466 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥292,716	¥284,938	+	2.7	$2,637,081
Computer peripherals	285,445	269,890	+	5.8	2,571,577
Business information products	25,316	28,119	–	10.0	228,072

	603,477	582,947	+	3.5	5,436,730
Cameras	219,241	190,108	+	15.3	1,975,144
Optical and other products	89,755	77,313	+	16.1	808,603

Total	¥912,473	¥850,368	+	7.3	$8,220,477

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥208,024	¥212,650	–	2.2	$1,874,090
Overseas:
Americas	269,403	257,303	+	4.7	2,427,054
Europe	294,330	268,192	+	9.7	2,651,622
Other areas	140,716	112,223	+	25.4	1,267,711

	704,449	637,718	+	10.5	6,346,387

Total	¥912,473	¥850,368	+	7.3	$8,220,477

Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Sales by product	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥567,799	¥554,248	+	2.4	$5,115,306	¥1,120,972
Computer peripherals	577,737	530,672	+	8.9	5,204,838	1,149,914
Business information products	51,495	57,341	–	10.2	463,919	117,067

	1,197,031	1,142,261	+	4.8	10,784,063	2,387,953
Cameras	379,152	347,333	+	9.2	3,415,784	763,079
Optical and other products	179,657	158,826	+	13.1	1,618,531	316,821

Total	¥1,755,840	¥1,648,420	+	6.5	$15,818,378	¥3,467,853

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
Sales by region	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥416,118	¥413,762	+	0.6	$3,748,811	¥849,734
Overseas:
Americas	518,126	494,881	+	4.7	4,667,802	1,059,425
Europe	551,666	515,567	+	7.0	4,969,964	1,093,295
Other areas	269,930	224,210	+	20.4	2,431,801	465,399

	1,339,722	1,234,658	+	8.5	12,069,567	2,618,119

Total	¥1,755,840	¥1,648,420	+	6.5	$15,818,378	¥3,467,853

Notes:	1.	The primary products included in each of the product segments are as follows:
Business machines:
		Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
		Computer peripherals :	Laser beam printers/Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
		Business information products :	Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
		Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.

2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥603,477	¥582,947	+	3.5	$5,436,730
Intersegment	—	—		—	—

Total	603,477	582,947	+	3.5	5,436,730

Operating cost and expenses	484,852	458,780	+	5.7	4,368,036

Operating profit	118,625	124,167	–	4.5	1,068,694

Cameras
Net sales:
Unaffiliated customers	¥219,241	¥190,108	+	15.3	$1,975,144
Intersegment	—	—		—	—

Total	219,241	190,108	+	15.3	1,975,144

Operating cost and expenses	181,202	157,872	+	14.8	1,632,450

Operating profit	38,039	32,236	+	18.0	342,694

Optical and other products
Net sales:
Unaffiliated customers	¥89,755	¥77,313	+	16.1	$808,603
Intersegment	36,637	34,858	+	5.1	330,063

Total	126,392	112,171	+	12.7	1,138,666

Operating cost and expenses	118,032	108,759	+	8.5	1,063,352

Operating profit	8,360	3,412	+	145.0	75,314

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(36,637)	(34,858)		—	(330,063)

Total	(36,637)	(34,858)		—	(330,063)

Operating cost and expenses	1,480	5,104	–	71.0	13,333

Operating profit	(38,117)	(39,962)		—	(343,396)

Consolidated
Net sales:
Unaffiliated customers	¥912,473	¥850,368	+	7.3	$8,220,477
Intersegment	—	—		—	—

Total	912,473	850,368	+	7.3	8,220,477

Operating cost and expenses	785,566	730,515	+	7.5	7,077,171

Operating profit	126,907	119,853	+	5.9	1,143,306

Note:	General corporate expenses of JPY38,121 million (U.S.$343,432 thousand) and JPY39,962 million in the three months ended June 30, 2005 and 2004, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,197,031	¥1,142,261	+	4.8	$10,784,063	¥2,387,953
Intersegment	—	—		—	—	—

Total	1,197,031	1,142,261	+	4.8	10,784,063	2,387,953

Operating cost and expenses	937,578	893,500	+	4.9	8,446,649	1,866,869

Operating profit	259,453	248,761	+	4.3	2,337,414	521,084

Cameras
Net sales:
Unaffiliated customers	¥379,152	¥347,333	+	9.2	$3,415,784	¥763,079
Intersegment	—	—		—	—	—

Total	379,152	347,333	+	9.2	3,415,784	763,079

Operating cost and expenses	317,298	285,902	+	11.0	2,858,541	632,281

Operating profit	61,854	61,431	+	0.7	557,243	130,798

Optical and other products
Net sales:
Unaffiliated customers	¥179,657	¥158,826	+	13.1	$1,618,531	¥316,821
Intersegment	71,818	65,556	+	9.6	647,009	138,419

Total	251,475	224,382	+	12.1	2,265,540	455,240

Operating cost and expenses	230,436	209,223	+	10.1	2,075,999	426,408

Operating profit	21,039	15,159	+	38.8	189,541	28,832

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—	¥—
Intersegment	(71,818)	(65,556)		—	(647,009)	(138,419)

Total	(71,818)	(65,556)		—	(647,009)	(138,419)

Operating cost and expenses	339	6,419	–	94.7	3,054	(1,498)

Operating profit	(72,157)	(71,975)		—	(650,063)	(136,921)

Consolidated
Net sales:
Unaffiliated customers	¥1,755,840	¥1,648,420	+	6.5	$15,818,378	¥3,467,853
Intersegment	—	—		—	—	—

Total	1,755,840	1,648,420	+	6.5	15,818,378	3,467,853

Operating cost and expenses	1,485,651	1,395,044	+	6.5	13,384,243	2,924,060

Operating profit	270,189	253,376	+	6.6	2,434,135	543,793

Note:	General corporate expenses of JPY72,160 million (U.S.$650,090 thousand) and JPY72,045 million in the six months ended June 30, 2005 and 2004, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA
Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2005	June 30, 2004	Change(%)		June 30, 2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
Japan
Net sales:
Unaffiliated customers	¥481,444	¥445,019	+	8.2	$4,337,333	¥919,153
Intersegment	958,506	892,228	+	7.4	8,635,190	1,882,973

Total	1,439,950	1,337,247	+	7.7	12,972,523	2,802,126

Operating cost and expenses	1,129,146	1,046,858	+	7.9	10,172,487	2,206,141

Operating profit	310,804	290,389	+	7.0	2,800,036	595,985

Americas
Net sales:
Unaffiliated customers	¥516,933	¥493,806	+	4.7	$4,657,054	¥1,057,066
Intersegment	4,593	4,410	+	4.1	41,378	8,863

Total	521,526	498,216	+	4.7	4,698,432	1,065,929

Operating cost and expenses	503,674	474,343	+	6.2	4,537,603	1,025,628

Operating profit	17,852	23,873	–	25.2	160,829	40,301

Europe
Net sales:
Unaffiliated customers	¥550,401	¥514,366	+	7.0	$4,958,568	¥1,090,712
Intersegment	1,114	1,605	–	30.6	10,036	4,161

Total	551,515	515,971	+	6.9	4,968,604	1,094,873

Operating cost and expenses	537,469	506,030	+	6.2	4,842,063	1,071,552

Operating profit	14,046	9,941	+	41.3	126,541	23,321

Others
Net sales:
Unaffiliated customers	¥207,062	¥195,229	+	6.1	$1,865,423	¥400,922
Intersegment	292,479	266,909	+	9.6	2,634,946	591,677

Total	499,541	462,138	+	8.1	4,500,369	992,599

Operating cost and expenses	485,679	448,005	+	8.4	4,375,486	965,080

Operating profit	13,862	14,133	–	1.9	124,883	27,519

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—	¥—
Intersegment	(1,256,692)	(1,165,152)		—	(11,321,550)	(2,487,674)

Total	(1,256,692)	(1,165,152)		—	(11,321,550)	(2,487,674)

Operating cost and expenses	(1,170,317)	(1,080,192)		—	(10,543,396)	(2,344,341)

Operating profit	(86,375)	(84,960)		—	(778,154)	(143,333)

Consolidated
Net sales:
Unaffiliated customers	¥1,755,840	¥1,648,420	+	6.5	$15,818,378	¥3,467,853
Intersegment	—	—		—	—	—

Total	1,755,840	1,648,420	+	6.5	15,818,378	3,467,853

Operating cost and expenses	1,485,651	1,395,044	+	6.5	13,384,243	2,924,060

Operating profit	270,189	253,376	+	6.6	2,434,135	543,793

Note:	General corporate expenses of JPY72,160 million (U.S.$650,090 thousand) and JPY72,045 million for the six months ended June 30, 2005 and 2004, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of		As of	As of
	June 30, 2005	Dec. 31, 2004	Change	June 30, 2005	June 30, 2004
	(Unaudited)			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥935,921	¥887,774	¥48,147	$8,431,721	¥811,221
Marketable securities	1,236	1,554	(318)	11,135	1,369
Trade receivables, net	542,192	602,790	(60,598)	4,884,613	526,980
Inventories	485,887	489,128	(3,241)	4,377,360	486,623
Prepaid expenses and other current assets	249,867	250,906	(1,039)	2,251,054	245,530

Total current assets	2,215,103	2,232,152	(17,049)	19,955,883	2,071,723
Noncurrent receivables	14,162	14,567	(405)	127,586	14,999
Investments	99,808	97,461	2,347	899,171	73,707
Property, plant and equipment, net	1,042,448	961,714	80,734	9,391,423	891,248
Other assets	285,904	281,127	4,777	2,575,712	301,788

Total assets	¥3,657,425	¥3,587,021	¥70,404	$32,949,775	¥3,353,465

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥11,645	¥9,879	¥1,766	$104,910	¥17,152
Trade payables	437,210	465,396	(28,186)	3,938,829	470,817
Income taxes	78,324	105,565	(27,241)	705,622	80,639
Accrued expenses	197,405	205,296	(7,891)	1,778,423	180,164
Other current liabilities	181,525	197,029	(15,504)	1,635,360	121,532

Total current liabilities	906,109	983,165	(77,056)	8,163,144	870,304
Long-term debt, excluding current installments	25,056	28,651	(3,595)	225,730	35,733
Accrued pension and severance cost	124,816	132,522	(7,706)	1,124,468	237,152
Other noncurrent liabilities	45,425	45,993	(568)	409,235	37,110

Total liabilities	1,101,406	1,190,331	(88,925)	9,922,577	1,180,299

Minority interests	192,049	186,794	5,255	1,730,171	166,432
Stockholders’ equity:
Common stock	174,153	173,864	289	1,568,946	173,514
Additional paid-in capital	402,013	401,773	240	3,621,738	401,558
Retained earnings	1,880,627	1,740,834	139,793	16,942,586	1,580,425
Accumulated other comprehensive income (loss)	(87,487)	(101,312)	13,825	(788,171)	(143,585)
Treasury stock	(5,336)	(5,263)	(73)	(48,072)	(5,178)

Total stockholders’ equity	2,363,970	2,209,896	154,074	21,297,027	2,006,734

Total liabilities and stockholders’ equity	¥3,657,425	¥3,587,021	¥70,404	$32,949,775	¥3,353,465

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	As of	As of	As of	As of
	June 30, 2005	Dec. 31, 2004	June 30, 2005	June 30, 2004
	(Unaudited)		(Unaudited)	(Unaudited)
Allowance for doubtful receivables	¥11,469	¥11,657	$103,324	¥12,992
Accumulated depreciation	1,185,569	1,173,305	10,680,802	1,138,228
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(66,702)	(79,751)	(600,919)	(85,849)
Net unrealized gains (losses) on securities	6,836	7,470	61,585	7,123
Net gains (losses) on derivative financial instruments	67	(693)	604	184
Minimum pension liability adjustments	(27,688)	(28,338)	(249,441)	(65,043)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2005	June 30, 2004	June 30, 2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Balance at beginning of period	¥1,740,834	¥1,450,440	$15,683,190	¥1,450,440
Net income	175,268	160,776	1,578,991	343,344
Cash dividends	(35,475)	(30,791)	(319,595)	(52,950)

Balance at end of period	¥1,880,627	¥1,580,425	$16,942,586	¥1,740,834

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2005	June 30, 2004	June 30, 2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥175,268	¥160,776	$1,578,991	¥343,344
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,556	87,380	887,892	192,692
Loss on disposal of property, plant and equipment	3,213	7,488	28,946	24,597
Deferred income taxes	8,608	10,937	77,550	9,060
Decrease (increase) in trade receivables	59,839	11,529	539,090	(53,595)
Decrease (increase) in inventories	7,161	(43,430)	64,514	(40,050)
Increase (decrease) in trade payables	(30,174)	75,589	(271,838)	65,873
Increase (decrease) in income taxes	(27,171)	(2,735)	(244,784)	21,689
Increase (decrease) in accrued expenses	(10,274)	(9,584)	(92,559)	8,196
Decrease in accrued pension and severance cost	(5,945)	(1,053)	(53,559)	(16,924)
Other, net	(21,120)	930	(190,270)	6,647

Net cash provided by operating activities	257,961	297,827	2,323,973	561,529
Cash flows from investing activities:
Purchase of property, plant and equipment	(174,084)	(125,590)	(1,568,324)	(256,714)
Proceeds from sale of property, plant and equipment	6,637	2,906	59,793	7,431
Purchase of available-for-sale securities	(381)	(28)	(3,432)	(21,932)
Proceeds from sale of available-for-sale securities	2,371	9,733	21,360	9,735
Purchase of other investments	(4,105)	(673)	(36,982)	(8,628)
Other, net	(11,494)	3,732	(103,550)	17,141

Net cash used in investing activities	(181,056)	(109,920)	(1,631,135)	(252,967)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	735	275	6,622	2,115
Repayment of long-term debt	(3,384)	(28,599)	(30,486)	(43,175)
Increase (decrease) in short-term loans	1,544	(2,654)	13,910	(3,046)
Dividends paid	(35,475)	(30,791)	(319,595)	(52,950)
Other, net	(1,829)	(2,557)	(16,478)	(5,212)

Net cash used in financing activities	(38,409)	(64,326)	(346,027)	(102,268)
Effect of exchange rate changes on cash and cash equivalents	9,651	(2,658)	86,946	(8,818)

Net increase in cash and cash equivalents	48,147	120,923	433,757	197,476
Cash and cash equivalents at beginning of period	887,774	690,298	7,997,964	690,298

Cash and cash equivalents at end of period	¥935,921	¥811,221	$8,431,721	¥887,774

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)     CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	5 companies
Removal:	2 companies

Affiliates (Carried at Equity Basis)
Removal:	1 company
(2)     SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

1.	Marketable Securities and Investments
Canon’s consolidated financial statements are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s debt securities and marketable equity securities consist of available-for-sale and held-to-maturity securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Accrued pension and severance cost Canon has been adopting Statement of Financial Accounting Standards No.87, “Employer’s Accounting for Pensions.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS
(1) MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen
	As of June 30, 2005			As of December 31, 2004
			Unrealized			Unrealized
	Acquisition	Estimated	Holding	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Corporate debt securities	¥—	¥—	¥—	¥138	¥138	¥—
Bank debt securities	71	71	—	71	71	—
Fund trust	—	—	—	92	132	40
Equity securities	1,033	1,165	132	1,117	1,213	96

	¥1,104	¥1,236	¥132	¥1,418	¥1,554	¥136

Noncurrent:
Available-for-sale:
Governmental bond securities	¥512	¥534	¥22	¥536	¥537	¥1
Corporate debt securities	72	78	6	56	75	19
Fund trust	2,553	3,243	690	2,064	2,626	562
Equity securities	9,068	24,597	15,529	9,185	25,737	16,552
Held-to-maturity
Corporate debt securities	21,210	21,210	—	21,460	21,460	—

	¥33,415	¥49,662	¥16,247	¥33,301	¥50,435	¥17,134

	Thousands of U.S. dollars
	As of June 30, 2005
			Unrealized
	Acquisition	Estimated	Holding
	Cost	Fair Value	Gains/Losses
	(Unaudited)	(Unaudited)	(Unaudited)
Current:
Available-for-sale:
Corporate debt securities	$—	$—	$—
Bank debt securities	640	640	—
Fund trust	—	—	—
Equity securities	9,306	10,495	1,189

	$9,946	$11,135	$1,189

Noncurrent:
Available-for-sale:
Governmental bond securities	$4,612	$4,810	$198
Corporate debt securities	649	703	54
Fund trust	23,000	29,216	6,216
Equity securities	81,694	221,595	139,901
Held-to-maturity
Corporate debt securities	191,081	191,081	—

	$301,036	$447,405	$146,369

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars
	As of June 30, 2005		As of December 31, 2004		As of June 30, 2005
	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥520,017	¥(5,832)	¥584,208	¥(4,714)	$4,684,838	$(52,541)
To buy foreign currencies	35,939	(1,376)	34,201	(1,431)	323,775	(12,396)

CANON INC.
NON-CONSOLIDATED
1. NON-CONSOLIDATED STATEMENTS OF INCOME
     ( Parent company only )

	Millions of yen
	Six months	Six months			Millions of yen
	ended	ended			Year ended
	June 30,	June 30,			December 31,
	2005	2004	Change(%)		2004
Net sales	¥1,158,478	¥1,078,553	+	7.4	¥2,278,374
Cost of sales	741,242	666,940			1,433,570

Gross profit	417,236	411,613	+	1.4	844,804
Selling, general and administrative expenses	225,089	221,209			461,520

Operating profit	192,147	190,404	+	0.9	383,284
Other income (deductions):
Interest and dividend income	7,627	7,131			13,185
Interest expense	(33)	(54)			(106)
Other, net	10,384	190			(113)

	17,978	7,267			12,966

Ordinary profit	210,125	197,671	+	6.3	396,250
Non-ordinary gain (loss), net	(315)	(884)			(10,427)

Income before income taxes	209,810	196,787			385,823
Income taxes	71,872	69,751			136,572

Net income	¥137,938	¥127,036	+	8.6	¥249,251

Earnings per share:	Yen				Yen

Basic	¥155.52	¥143.68			¥281.30

2. DETAILS OF SALES
     ( Parent company only )
Sales by product

	Millions of yen
	Six months	Six months			Millions of yen
	ended	ended			Year ended
	June 30,	June 30,			December 31,
	2005	2004	Change(%)		2004
Business machines:
Office Imaging Products	¥257,592	¥245,470	+	4.9	¥500,940
Computer peripherals	506,408	450,171	+	12.5	978,247

	764,000	695,641	+	9.8	1,479,187
Cameras	279,682	287,839	–	2.8	604,474
Optical and other products	114,796	95,073	+	20.7	194,713

Total	¥1,158,478	¥1,078,553	+	7.4	¥2,278,374

Sales by region

	Millions of yen
	Six months	Six months			Millions of yen
	June 30,	June 30,			Year ended
	ended	ended			December 31,
	2005	2004	Change(%)		2004
Japan	¥159,218	¥175,748	–	9.4	¥359,840
Overseas:
Americas	385,418	357,279	+	7.9	784,028
Europe	399,653	377,073	+	6.0	775,218
Other areas	214,189	168,453	+	27.2	359,288

	999,260	902,805	+	10.7	1,918,534

Total	¥1,158,478	¥1,078,553	+	7.4	¥2,278,374

CANON INC.
NON-CONSOLIDATED
3. NON-CONSOLIDATED BALANCE SHEETS
     ( Parent company only )

	Millions of yen
	As of	As of		As of
	June 30, 2005	December 31, 2004	Change	June 30, 2004
ASSETS
Current assets:
Cash	¥305,649	¥294,479	¥11,170	¥282,523
Trade receivables	698,964	740,296	(41,332)	661,837
Marketable securities	—	132	(132)	138
Inventories	191,896	200,314	(8,418)	195,094
Prepaid expenses and other current assets	140,538	133,995	6,543	132,130
Allowance for doubtful accounts	(2,860)	(2,873)	13	(6,017)

Total current assets	1,334,187	1,366,343	(32,156)	1,265,705

Fixed assets:
Net property, plant and equipment	643,814	569,392	74,422	501,221
Intangibles	22,607	19,834	2,773	18,761
Investments and other fixed assets	427,460	429,331	(1,871)	420,505
Allowance for doubtful accounts	(97)	(97)	—	(71)

Total fixed assets	1,093,784	1,018,460	75,324	940,416

Total assets	¥2,427,971	¥2,384,803	¥43,168	¥2,206,121

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥313,833	¥312,138	¥1,695	¥302,476
Short-term loans	40,597	37,732	2,865	53,970
Accrued income taxes	61,160	81,387	(20,227)	62,214
Other current liabilities	172,067	206,596	(34,529)	134,214

Total current liabilities	587,657	637,853	(50,196)	552,874

Convertible debenture	1,219	1,796	(577)	2,496
Accrued pension and severance cost	84,555	92,595	(8,040)	99,533
Accrued directors’ retirement benefits	1,157	1,152	5	1,058

Total noncurrent liabilities	86,931	95,543	(8,612)	103,087

Total liabilities	674,588	733,396	(58,808)	655,961

Stockholders’ equity:
Common stock	174,153	173,864	289	173,514
Capital Surplus	305,681	305,392	289	305,042
Retained earnings	1,271,141	1,168,877	102,264	1,068,820
Net unrealized gains on securities	7,744	8,537	(793)	7,962
Treasury stock	(5,336)	(5,263)	(73)	(5,178)

Total stockholders’ equity	1,753,383	1,651,407	101,976	1,550,160

Total liabilities and stockholders’ equity	¥2,427,971	¥2,384,803	¥43,168	¥2,206,121

	Millions of yen		Millions of yen
	As of	As of	As of
	June 30, 2005	December 31, 2004	June 30, 2004
Accumulated depreciation	¥660,558	¥632,183	¥609,151

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2005
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (3rd Quarter 2005/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2005				2004				Change year over year
			3rd quarter	Year
	2nd quarter	1st half	(P)	(P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
Japan
Business machines	150,541	304,509	142,600	634,700	147,208	291,710	138,521	602,772	+2.3%	+4.4%	+2.9%	+5.3%
Office imaging products	89,981	185,544	91,200	378,200	83,922	166,831	82,520	336,214	+7.2%	+11.2%	+10.5%	+12.5%
Computer peripherals	43,532	82,909	35,500	186,300	42,327	81,338	35,551	178,783	+2.8%	+1.9%	–0.1%	+4.2%
Business information products	17,028	36,056	15,900	70,200	20,959	43,541	20,450	87,775	–18.8%	–17.2%	–22.2%	–20.0%
Cameras	31,416	57,999	34,400	132,200	31,932	58,846	29,168	124,403	–1.6%	–1.4%	+17.9%	+6.3%
Optical and other products	26,067	53,610	26,400	108,500	33,510	63,206	28,415	122,559	–22.2%	–15.2%	–7.1%	–11.5%

Total	208,024	416,118	203,400	875,400	212,650	413,762	196,104	849,734	–2.2%	+0.6%	+3.7%	+3.0%

Overseas
Business machines	452,936	892,522	461,800	1,885,400	435,739	850,551	441,491	1,785,181	+3.9%	+4.9%	+4.6%	+5.6%
Office imaging products	202,735	382,255	194,100	800,000	201,016	387,417	183,070	784,758	+0.9%	–1.3%	+6.0%	+1.9%
Computer peripherals	241,913	494,828	260,000	1,052,700	227,563	449,334	251,692	971,131	+6.3%	+10.1%	+3.3%	+8.4%
Business information products	8,288	15,439	7,700	32,700	7,160	13,800	6,729	29,292	+15.8%	+11.9%	+14.4%	+11.6%
Cameras	187,825	321,153	145,400	688,000	158,176	288,487	135,823	638,676	+18.7%	+11.3%	+7.1%	+7.7%
Optical and other products	63,688	126,047	44,400	231,200	43,803	95,620	64,886	194,262	+45.4%	+31.8%	–31.6%	+19.0%

Total	704,449	1,339,722	651,600	2,804,600	637,718	1,234,658	642,200	2,618,119	+10.5%	+8.5%	+1.5%	+7.1%

Americas
Business machines	187,418	374,966	200,200	789,600	187,041	365,696	190,549	762,592	+0.2%	+2.5%	+5.1%	+3.5%
Office imaging products	88,903	165,769	90,300	351,600	90,688	175,969	85,051	355,375	–2.0%	–5.8%	+6.2%	–1.1%
Computer peripherals	94,660	201,786	106,200	422,500	92,848	183,038	102,008	392,800	+2.0%	+10.2%	+4.1%	+7.6%
Business information products	3,855	7,411	3,700	15,500	3,505	6,689	3,490	14,417	+10.0%	+10.8%	+6.0%	+7.5%
Cameras	72,528	124,565	56,400	279,600	62,636	114,177	53,515	262,873	+15.8%	+9.1%	+5.4%	+6.4%
Optical and other products	9,457	18,595	10,500	38,200	7,626	15,008	10,057	33,960	+24.0%	+23.9%	+4.4%	+12.5%

Total	269,403	518,126	267,100	1,107,400	257,303	494,881	254,121	1,059,425	+4.7%	+4.7%	+5.1%	+4.5%

Europe
Business machines	204,604	398,026	198,000	843,200	190,783	375,566	191,143	794,601	+7.2%	+6.0%	+3.6%	+6.1%
Office imaging products	93,515	176,072	82,200	364,000	89,941	172,137	77,717	350,644	+4.0%	+2.3%	+5.8%	+3.8%
Computer peripherals	107,498	215,400	112,600	465,000	97,897	197,692	110,845	431,742	+9.8%	+9.0%	+1.6%	+7.7%
Business information products	3,591	6,554	3,200	14,200	2,945	5,737	2,581	12,215	+21.9%	+14.2%	+24.0%	+16.3%
Cameras	84,502	141,833	59,400	290,800	72,330	129,162	58,684	277,307	+16.8%	+9.8%	+1.2%	+4.9%
Optical and other products	5,224	11,807	4,900	23,500	5,079	10,839	5,017	21,387	+2.9%	+8.9%	–2.3%	+9.9%

Total	294,330	551,666	262,300	1,157,500	268,192	515,567	254,844	1,093,295	+9.7%	+7.0%	+2.9%	+5.9%

Other areas
Business machines	60,914	119,530	63,600	252,600	57,915	109,289	59,799	227,988	+5.2%	+9.4%	+6.4%	+10.8%
Office imaging products	20,317	40,414	21,600	84,400	20,387	39,311	20,302	78,739	–0.3%	+2.8%	+6.4%	+7.2%
Computer peripherals	39,755	77,642	41,200	165,200	36,818	68,604	38,839	146,589	+8.0%	+13.2%	+6.1%	+12.7%
Business information products	842	1,474	800	3,000	710	1,374	658	2,660	+18.6%	+7.3%	+21.6%	+12.8%
Cameras	30,795	54,755	29,600	117,600	23,210	45,148	23,624	98,496	+32.7%	+21.3%	+25.3%	+19.4%
Optical and other products	49,007	95,645	29,000	169,500	31,098	69,773	49,812	138,915	+57.6%	+37.1%	–41.8%	+22.0%

Total	140,716	269,930	122,200	539,700	112,223	224,210	133,235	465,399	+25.4%	+20.4%	–8.3%	+16.0%

Total
Business machines	603,477	1,197,031	604,400	2,520,100	582,947	1,142,261	580,012	2,387,953	+3.5%	+4.8%	+4.2%	+5.5%
Office imaging products	292,716	567,799	285,300	1,178,200	284,938	554,248	265,590	1,120,972	+2.7%	+2.4%	+7.4%	+5.1%
Computer peripherals	285,445	577,737	295,500	1,239,000	269,890	530,672	287,243	1,149,914	+5.8%	+8.9%	+2.9%	+7.7%
Business information products	25,316	51,495	23,600	102,900	28,119	57,341	27,179	117,067	–10.0%	–10.2%	–13.2%	–12.1%
Cameras	219,241	379,152	179,800	820,200	190,108	347,333	164,991	763,079	+15.3%	+9.2%	+9.0%	+7.5%
Optical and other products	89,755	179,657	70,800	339,700	77,313	158,826	93,301	316,821	+16.1%	+13.1%	–24.1%	+7.2%

Total	912,473	1,755,840	855,000	3,680,000	850,368	1,648,420	838,304	3,467,853	+7.3%	+6.5%	+2.0%	+6.1%

(P)=Projection

-S1-

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2005				2004				Change year over year
			3rd quarter	Year
	2nd quarter	1st half	(P)	(P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
Business machines
Unaffiliated customers	603,477	1,197,031	604,400	2,520,100	582,947	1,142,261	580,012	2,387,953	+3.5%	+4.8%	+4.2%	+5.5%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	603,477	1,197,031	604,400	2,520,100	582,947	1,142,261	580,012	2,387,953	+3.5%	+4.8%	+4.2%	+5.5%

Operating profit	118,625	259,453	141,700	565,900	124,167	248,761	139,601	521,084	–4.5%	+4.3%	+1.5%	+8.6%
% of sales	19.7%	21.7%	23.4%	22.5%	21.3%	21.8%	24.1%	21.8%	—	—	—	—
Cameras
Unaffiliated customers	219,241	379,152	179,800	820,200	190,108	347,333	164,991	763,079	+15.3%	+9.2%	+9.0%	+7.5%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	219,241	379,152	179,800	820,200	190,108	347,333	164,991	763,079	+15.3%	+9.2%	+9.0%	+7.5%

Operating profit	38,039	61,854	31,000	140,000	32,236	61,431	29,770	130,798	+18.0%	+0.7%	+4.1%	+7.0%
% of sales	17.4%	16.3%	17.2%	17.1%	17.0%	17.7%	18.0%	17.1%	—	—	—	—
Optical and other products
Unaffiliated customers	89,755	179,657	70,800	339,700	77,313	158,826	93,301	316,821	+16.1%	+13.1%	–24.1%	+7.2%
Intersegment	36,637	71,818	38,000	148,800	34,858	65,556	36,857	138,419	+5.1%	+9.6%	+3.1%	+7.5%

Total sales	126,392	251,475	108,800	488,500	112,171	224,382	130,158	455,240	+12.7%	+12.1%	-16.4%	+7.3%

Operating profit	8,360	21,039	4,900	33,900	3,412	15,159	10,229	28,832	+145.0%	+38.8%	-52.1%	+17.6%
% of sales	6.6%	8.4%	4.5%	6.9%	3.0%	6.8%	7.9%	6.3%	—	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	–36,637	–71,818	–38,000	–148,800	–34,858	–65,556	–36,857	–138,419	—	—	—	—

Total sales	–36,637	–71,818	–38,000	–148,800	–34,858	–65,556	–36,857	–138,419	—	—	—	—

Operating profit	–38,117	–72,157	–41,600	–161,800	–39,962	–71,975	–21,301	–136,921	—	—	—	—
Consolidated
Unaffiliated customers	912,473	1,755,840	855,000	3,680,000	850,368	1,648,420	838,304	3,467,853	+7.3%	+6.5%	+2.0%	+6.1%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	912,473	1,755,840	855,000	3,680,000	850,368	1,648,420	838,304	3,467,853	+7.3%	+6.5%	+2.0%	+6.1%

Operating profit	126,907	270,189	136,000	578,000	119,853	253,376	158,299	543,793	+5.9%	+6.6%	–14.1%	+6.3%
% of sales	13.9%	15.4%	15.9%	15.7%	14.1%	15.4%	18.9%	15.7%	—	—	—	—
(P)=Projection

3. OTHER INCOME / DEDUCTIONS	(Millions of yen)

	2005				2004				Change year over year
			3rd quarter	Year
	2nd quarter	1st half	(P)	(P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
Interest and dividend, net	2,986	5,199	1,700	9,200	1,052	1,589	1,152	4,362	+1,934	+3,610	+548	+4,838
Forex gain / loss	–1,639	–898	–3,600	–8,700	–745	–5,160	–1,200	–17,800	–894	+4,262	–2,400	+9,100
Equity earnings / loss of affiliated companies	908	2,061	300	2,700	685	791	23	1,921	+223	+1,270	+277	+779
Other, net	5,120	7,182	2,600	12,800	3,267	9,378	4,355	19,840	+1,853	–2,196	–1,755	–7,040

Total	7,375	13,544	1,000	16,000	4,259	6,598	4,330	8,323	+3,116	+6,946	–3,330	+7,677

(P)=Projection

-S2-

4. SALES COMPOSITION BY PRODUCT

	2005				2004
			3rd quarter	Year
	2nd quarter	1st half	(P)	(P)	2nd quarter	1st half	3rd quarter	Year
Office imaging products
Monochrome copying machines	56%	57%	57%	56%	63%	63%	61%	62%
Digital*	96%	96%	—	—	94%	93%	95%	95%
Analog*	4%	4%	—	—	6%	7%	5%	5%
Color copying machines	29%	27%	28%	28%	24%	23%	25%	24%
Others	15%	16%	15%	16%	13%	14%	14%	14%

Computer peripherals
Laser beam printers	71%	72%	72%	69%	71%	70%	75%	71%
Inkjet printers	27%	26%	26%	29%	27%	28%	23%	27%
(includes inkjet MFPs)
Others	2%	2%	2%	2%	2%	2%	2%	2%

Business information products
Personal computers	68%	70%	67%	69%	74%	75%	74%	74%
Others	32%	30%	33%	31%	26%	25%	26%	26%

Cameras
Film cameras / Lenses	16%	16%	15%	15%	17%	17%	16%	16%
Digital cameras	72%	72%	70%	72%	67%	67%	68%	69%
Video cameras	12%	12%	15%	13%	16%	16%	16%	15%

Optical and other products
Semiconductor production equipment	66%	68%	59%	65%	64%	65%	70%	63%
Others	34%	32%	41%	35%	36%	35%	30%	37%

*Among office-use monochrome copying machines (hardware only)	(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY

	2005
			3rd quarter	Year
	2nd quarter	1st half	(P)	(P)
Business machines
Japan	+2.3%	+4.4%	+2.9%	+5.3%
Overseas	+4.1%	+5.5%	+5.1%	+5.7%

Total	+3.7%	+5.2%	+4.5%	+5.6%

Cameras
Japan	–1.6%	–1.4%	+17.9%	+6.3%
Overseas	+18.5%	+11.4%	+7.7%	+7.7%

Total	+15.1%	+9.2%	+9.5%	+7.5%

Optical and other products
Japan	–22.2%	–15.2%	–7.1%	–11.5%
Overseas	+43.2%	+30.7%	–33.8%	+17.1%

Total	+14.9%	+12.4%	–25.6%	+6.0%

Total
Japan	–2.2%	+0.6%	+3.7%	+3.0%
Overseas	+10.4%	+8.8%	+1.7%	+7.1%
Americas	+6.6%	+7.0%	+5.1%	+4.5%
Europe	+8.0%	+5.4%	+4.4%	+6.3%
Other areas	+24.7%	+20.7%	-9.9%	+14.8%

Total	+7.2%	+6.8%	+2.2%	+6.1%

(P)=Projection

-S3-

6. P&L SUMMARY (3rd Quarter 2005/Projection)	(Millions of yen)

	2005	2004	Change year
	3rd quarter(P)	3rd quarter	over year
Net sales	855,000	838,304	+2.0%
Operating profit	136,000	158,299	–14.1%
Income before income taxes and minority interests	137,000	162,629	–15.8%
Net income	84,000	101,780	–17.5%
(P)=Projection
7. PROFITABILITY

	2005		2004
	1st half	Year(P)	1st half	Year
ROE	15.3%	15.5%	16.6%	16.8%
ROA	9.7%	9.7%	9.8%	10.1%
(P)=Projection
8. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2005			2004
	1st half	2nd half(P)	Year(P)	1st half	Year
Yen/US$	106.18	110.00	108.18	108.59	108.12
Yen/Euro	136.14	132.00	133.94	133.11	134.57
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2005
	1st half	Year(P)
US$	–10.1	+5.3
Euro	+9.0	–5.5
Other currencies	+2.2	+5.7

Total	+1.1	+5.5

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2005
2nd half(P)
On sales
US$
6.8
Euro	3.6
On operating profit
US$
3.6
Euro	2.7
(P)=Projection

9. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2005		2004
	1st half	Year(P)	1st half	Year
Net cash provided by operating activities
Net income	175,268	367,000	160,776	343,344
Depreciation and amortization	98,556	215,000	87,380	192,692
Other, net	–15,863	48,000	49,671	25,493
Total	257,961	630,000	297,827	561,529
Net cash used in investing activities	–181,056	–430,000	–109,920	–252,967

Free cash flow	76,905	200,000	187,907	308,562

Net cash used in financing activities	–38,409	–73,700	–64,326	–102,268
Effect of exchange rate changes on cash and cash equivalents	9,651	13,700	-2,658	–8,818
Net increase in cash and cash equivalents	48,147	140,000	120,923	197,476
Cash and cash equivalents at end of each period	935,921	1,027,800	811,221	887,774
(P)=Projection

-S4-

10. R&D EXPENDITURE	(Millions of yen)

	2005		2004
	1st half	Year(P)	1st half	Year
Business machines	57,724	—	58,044	120,916
Cameras	18,959	—	16,752	35,549
Optical and other products	59,703	—	57,566	118,835

Total	136,386	295,000	132,362	275,300

% of sales	7.8%	8.0%	8.0%	7.9%
(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	(Millions of yen)

	2005		2004
	1st half	Year(P)	1st half	Year
Capital expenditure	177,270	405,000	133,756	318,730
Depreciation and amortization	98,556	215,000	87,380	192,692
(P)=Projection
12. INVENTORIES

(1) Inventories	(Millions of yen)

	2005	2004
	Jun.30	Dec.31	Difference
Business machines	266,893	244,050	+22,843
Cameras	82,535	90,620	–8,085
Optical and other products	136,459	154,458	–17,999

Total	485,887	489,128	–3,241

(2) Inventories/Sales*	(Days)

	2005	2004
	Jun.30	Dec.31	Difference
Business machines	41	36	+5
Cameras	40	40	0
Optical and other products	139	178	–39

Total	51	49	+2

*Index based on the previous six months sales.
13. DEBT RATIO

	2005	2004
	Jun.30	Dec.31	Difference
Total debt / Total assets	1.0%	1.1%	–0.1%
14. OVERSEAS PRODUCTION RATIO

	2005	2004
	1st half	Year
Overseas production ratio	42%	42%
15. NUMBER OF EMPLOYEES

	2005	2004
	Jun.30	Dec.31	Difference
Japan	46,709	46,103	+606
Overseas	62,725	62,154	+571

Total	109,434	108,257	+1,177

-S5-